UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
(Insert date eg. 1 – 31 May 2019)

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights 02 March 2020	Announcement Director/PDMR Shareholding 04 March 2020
Announcement Publication of Supplement to Base Prospectus 09 March 2020	Announcement Director/PDMR Shareholding 10 March 2020
Announcement Director/PDMR Shareholding 10 March 2020	Announcement Board and Executive announcement 24 March 2020
Announcement Launch of bonds 24 March 2020	Announcement Publication of Final Terms 27 March 2020

Diageo PLC – Total Voting Rights
Dated 02 March 2020

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 29 February 2020 consisted of 2,561,987,843 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 224,955,075 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,337,032,768 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

2 March 2020

Diageo PLC – Director/PDMR Shareholding
Dated 04 March 2020

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 3 March 2020, an award over American Depositary Shares under the Diageo 2014 Long Term Incentive Plan was released to Deirdre Mahlan.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

4 March 2020

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Deirdre Mahlan
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Release of award of American Depositary Shares under the Diageo 2014 Long Term Incentive Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	7,345
		2.	$144.47	3,612
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-03-03
f)	Place of transaction	New York Stock Exchange (XNYS)

Diageo PLC – Publication of Supplement to Base Prospectus
Dated 09 March 2020

NOT FOR DISTRIBUTION TO ANY U.S. PERSON (AS DEFINED IN REGULATIONS UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS OR INTO ANY OTHER JURISDICTION OR TO ANY OTHER PERSON WHERE OR TO WHOM IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT.

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Diageo Finance plc

LEI: BPF79TJMIH3DK8XCKI50

9 March 2020

PUBLICATION OF SUPPLEMENT TO BASE PROSPECTUS

Diageo plc (as issuer and guarantor) and Diageo Finance plc (as issuer) announce that, regarding their programme for the issuance of debt instruments (the "Programme"), they have published a supplement (the "Supplement") to the base prospectus dated 28 August 2019 in respect of the Programme. The Supplement was approved by the Financial Conduct Authority ("FCA") on 9 March 2020 and is available for viewing here:

Supplement: http://www.rns-pdf.londonstockexchange.com/rns/4701F_1-2020-3-9.pdf

Interim Results: http://www.rns-pdf.londonstockexchange.com/rns/4701F_2-2020-3-9.pdf

A copy of the Supplement has been submitted to the National Storage Mechanism ("NSM") and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM

For further information please contact:

Investor relations:	Andrew Ryan	+44 (0)208 978 6504
investor.relations@diageo.com
Media relations:	Jessica Rouleau	+44 (0)208 978 1286
press@diageo.com

General

The notes and the guarantee described in the base prospectus (as supplemented) (the "Base Prospectus") have not been and will not be registered under the United States Securities Act of 1933, as amended, or any relevant securities law of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, notes issued under the Programme may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions permitted by U.S tax regulations.

The Base Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of the Base Prospectus and the offer or sale of notes under the Programme may be restricted by law in certain jurisdictions.

Persons into whose possession the Base Prospectus or any notes issued under the Programme may come must inform themselves about, and observe, any such restrictions on the distribution of the Base Prospectus and the offering and sale of notes. In particular, please note that the information contained in this announcement may be addressed to and/or targeted at persons who are residents of particular countries only and is not intended for use and should not be relied upon by any person outside these countries.

Diageo PLC – Director/PDMR Shareholding
Dated 10 March 2020

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£26.33	314
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-03-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 10 March 2020

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 March 2020, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

10 March 2020

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kathryn Mikells
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£26.515	6 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-03-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£26.515	5 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-03-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£26.515	5 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-03-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Siobhán Moriarty
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£26.515	5 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-03-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mairéad Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£26.515	6 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-03-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Person closely associated with Mairéad Nayager
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£26.515	5 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-03-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Board and Executive announcement
Dated 24 March 2020

24 March 2020

Diageo Board and Executive announcement

●     Deirdre Mahlan, President Diageo North America, to retire on 30 June 2020
●     Debra Crew, non-executive director, to step down from Diageo board and appointed President Diageo North America, effective 1 July 2020

Today, Diageo announces that Deirdre Mahlan, President Diageo North America, will retire on 30 June 2020.  Deirdre has had a long and successful career in the industry, firstly at Seagram and then on to Diageo in 2001, where she joined the North America finance team, rising to become Chief Financial Officer of Diageo in 2010, then taking on the role of President Diageo North America in 2015.

Deirdre's successor will be Debra Crew, who will take up the role of President Diageo North America effective from 1 July 2020.  Debra has served as a non-executive director on the Diageo board since April 2019 and is stepping down from her non-executive director position, and from the audit, nomination and remuneration committees of the board, with immediate effect.

Debra is the former president and CEO of Reynolds American, Inc., having previously served as president and chief operating officer and president and chief commercial officer of RJ Reynolds.  Before joining Reynolds, Debra spent five years at PepsiCo, where she served as president, North America Nutrition; president, PepsiCo Americas Beverages; and president, Western Europe Region.  Prior to PepsiCo, she held positions, from 1997 to 2010, with Kraft Foods, Nestlé S.A., and Mars, Inc.  Debra is a graduate of the University of Denver, earned an MBA from the University of Chicago, and previously served as an officer in the United States Army.

Deirdre Mahlan, President Diageo North America, commented: "I am proud and privileged to have enjoyed a long and exciting career in Diageo and its predecessor companies.  I have particularly enjoyed my last five years leading the North America business, seeing it grow and prosper, working with my colleagues, in partnership with our key distributors who support and drive our business in this market.  It has been an honour to work alongside Ivan and all my colleagues in Diageo over these past 19 years."

Ivan Menezes, Chief Executive, Diageo commented: "Diageo North America is a strong business that has been very ably led by Deirdre since 2015. While we are sad to be losing Deirdre, I know that she leaves a great legacy in the North America business and across Diageo. I am very grateful for her exceptional contribution over many years at Diageo and wish her the very best for her retirement.

I am delighted that Debra has agreed to join us in an executive position to lead the next stage of growth in North America.  Debra's extensive experience in consumer businesses will serve Diageo and North America well as we continue to progress on our ambition to become one of the most trusted and respected consumer products companies in the world."

Debra Crew commented: "I am excited to join the Diageo executive team.  I have thoroughly enjoyed my year as a non-executive director of Diageo. This is a unique opportunity to work for a purpose led company with iconic consumer brands, unparalleled global reach and exciting growth prospects. I am looking forward to leading the Diageo North America team to help drive the achievement of our ambition."

ENDS

For further information please contact:

Investor Relations
Andy Ryan
+44 (0) 7803 854842
investor.relations@diageo.com

Media Relations
Diageo plc
Jessica Rouleau  +44 (0) 7925 642561
press@diageo.com

Diageo North America
Kristen Crofoot  +1 917-445-2845
NApressoffice@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Diageo PLC – Launch of bonds
Dated 24 March 2020

24 March 2020

Diageo launches and prices three-tranche €750 million of fixed rate Euro, €1 billion of fixed rate Euro and £300 million of fixed rate Sterling denominated bonds

Diageo, a global leader in beverage alcohol, has launched and priced €750 million of fixed rate Euro, €1 billion of fixed rate Euro and £300 million of fixed rate Sterling denominated bonds under its European Debt Issuance Programme. The issuer of the bonds will be Diageo Finance plc, with payment of principal and interest fully guaranteed by Diageo plc.

The issue consists of €750 million bonds due 2027 with a coupon of 1.875%, €1 billion bonds due 2032 with a coupon of 2.500% and £300 million bonds due 2029 with a coupon of 2.875%. Proceeds from this issuance will be used for general corporate purposes. Barclays Bank plc, Goldman Sachs International, Merrill Lynch International and Standard Chartered Bank are joint active book-running managers.

This announcement is for information purposes only and does not constitute a prospectus or offering memorandum or an offer to acquire any securities and is not intended to provide the basis for any credit or any other third party evaluation of the securities (the "Securities") or the transaction (the "Transaction") and should not be considered as a recommendation that any investor should subscribe for or purchase any of the Securities. Neither this announcement nor any other documentation or information (or any part thereof) delivered or supplied under or in relation to the Transaction or the Securities shall be deemed to constitute an offer of or an invitation to purchase or subscribe the Securities. This announcement does not constitute an offer to sell, exchange or transfer any securities and is not soliciting an offer to purchase, exchange or transfer any securities in any jurisdiction where such offer, sale, exchange or transfer is not permitted or is unlawful.

Any investor who acquires the Securities must rely solely on the final prospectus and Final Terms published by Diageo plc ("the Company") in connection with the Transaction, on the basis of which alone, purchases of or subscription for the Securities may be made.

The securities have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and no securities shall be offered or sold in the United States or to U.S. persons (as those terms are defined in Regulation S under the Securities Act) unless an exemption from the registration requirements of the Securities Act is available.

Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

For further information please contact:

Investor relations:	Andrew Ryan	+44 (0) 7803 854842
investor.relations@diageo.com
Media relations:	Jessica Rouleau	+44 (0)7925 642 561
Press@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Diageo Finance plc
LEI: BPF79TJMIH3DK8XCKI50

Diageo PLC – Publication of Final Terms
Dated 27 March 2020

27 March 2020

Publication of Final Terms

The Final Terms dated 25 March 2020 relating to the issuance by Diageo Finance plc of (i) €750 million 1.875 per cent notes due 2027 (ii) €1 billion 2.500 per cent notes due 2032, and (iii) £300 million 2.875 per cent notes due 2029 each guaranteed by Diageo plc, have been submitted to the Financial Conduct Authority and are available for viewing.

The Notes have been issued under the European Debt Issuance Programme established by Diageo plc and Diageo Finance plc.

To view the full document, please paste the following URLs into the address bar of the browser:

http://www.rns-pdf.londonstockexchange.com/rns/7911H_1-2020-3-26.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7911H_2-2020-3-26.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7911H_3-2020-3-26.pdf

Disclaimer - Intended Addressees

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the base prospectus dated 28 August 2019 as supplemented by the supplementary prospectus dated 9 March 2020 (together, the "Prospectus")) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes offered by the Prospectus and the Final Terms have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States, as defined in Regulation S under the Securities Act. The Prospectus may not be accessed from, or transmitted in or into, the United States.

For further information please contact:

Investor relations:	Andrew Ryan	+44 (0) 7803 854 842
investor.relations@diageo.com
Media relations:	Jessica Rouleau	+44 (0)7925 642 561
press@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Diageo Finance plc

LEI: BPF79TJMIH3DK8XCKI50

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 April 2020

By:___/s/ James Edmunds

FILING SIGNATORY: James Edmunds
POSITION: Deputy Company Secretary